SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_____________________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 3)1

Veracyte, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

92337F 10 7
(CUSIP Number)

December 31, 2018
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

[   ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[X] Rule 13d-1(d)

_______________________

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 92337F 10 7

1.	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Person (Entities Only) (Voluntary) Domain Partners VIII, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,266,994 shares of Common Stock *
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 2,266,994 shares of Common Stock *
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,266,994 shares of Common Stock *
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6% **
12.	TYPE OF REPORTING PERSON PN

* As of December 31, 2018.
** Based on 40,538,779 shares of Common Stock outstanding as of October 25, 2018, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2018 filed with the Securities and Exchange Commission on October 29, 2018.

CUSIP No. 92337F 10 7

1.	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Person (Entities Only) (Voluntary) DP VIII Associates, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 16,804 shares of Common Stock *
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 16,804 shares of Common Stock *
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,804 shares of Common Stock *
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1% **
12.	TYPE OF REPORTING PERSON PN

* As of December 31, 2018.
** Based on 40,538,779 shares of Common Stock outstanding as of October 25, 2018, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2018 filed with the Securities and Exchange Commission on October 29, 2018.

CUSIP No. 92337F 10 7

Amendment No. 2 to Schedule 13G

Reference is hereby made to the statement on Schedule 13G relating to the Common Stock of the Issuer filed with the Securities and Exchange Commission by the Reporting Persons on February 6, 2014, Amendment No. 1 thereto filed on February 5, 2015 and Amendment No. 2 thereto filed on January 8, 2018 (as so amended, the “Schedule 13G”).  Terms defined in the Schedule 13G are used herein as so defined.

The following items of the Schedule 13G are hereby amended and restated as follows:

Item 2(b)  –  Address of Principal Business Office:

202 Carnegie Center, Suite 104, Princeton, NJ  08540

Item 4  –  Ownership.

(a) through (c):

The information set forth in the cover pages to this Amendment No. 2 to Schedule 13G is incorporated herein by reference.

CUSIP No. 92337F 10 7

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  January 11, 2019

DOMAIN PARTNERS VIII, L.P.
By:	One Palmer Square Associates VIII, L.L.C., General Partner
By:	/s/ Lisa A. Kraeutler
Attorney-in-Fact
DP VIII ASSOCIATES, L.P.
By:	One Palmer Square Associates VIII, L.L.C., General Partner
By:	/s/ Lisa A. Kraeutler
Attorney-in-Fact